Exhibit 99.1

Kamada to Announce Second Quarter and First Half Ended June 30, 2022 Financial Results and Host Conference Call on August 17, 2022

Rehovot, Israel, and Hoboken, NJ -- August 10, 2022 -- Kamada Ltd. (NASDAQ & TASE: KMDA), a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, today announced that it will release financial results for the second quarter and first half ended June 30, 2022, prior to the open of the U.S. financial markets on Wednesday, August 17, 2022.

Kamada management will host an investment community conference call on Wednesday, August 17, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-877-407-0792 (from within the U.S.), 1 809-406-247 (from Israel), or 1 201-689-8263 (International) and entering the conference identification number: 13732049. The call will also be webcast live on the Internet at:

https://viavid.webcasts.com/starthere.jsp?ei=1562507&tp_key=0cee4cf215.

The call will also be archived for 90 days on the Company’s website at www.kamada.com.

About Kamada

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added eleven biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2028. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

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CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com